Shareholder Rebuttal to the International Business Machines
Opposition Statement Regarding Political Contribution Policy
(p. 74 in the IBM proxy)

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington, DC 20549

NAME OF REGISTRANT:  WALDEN ASSET MANAGEMENT
NAME OF PERSON RELYING ON EXEMPTION:  WALDEN ASSET MANAGEMENT
ADDRESS OF PERSON RELYING ON EXEMPTION: 33 FL., ONE BEACON STREET, BOSTON, MA 02108

Proposal # 6 on Review of Political Contributions Policy

This proposal has been filed by Walden Asset Management, a division of Boston Trust & Investment Management Company, and 23 co-filers which include other investment firms, foundations, faith-based investors and Roman Catholic Health systems. These investors share a common concern about the direct and indirect role of companies in the political process through political expenditures to trade associations such as the U.S. Chamber of Commerce. The proponents are also concerned that the leadership International Business Machines (IBM) exemplifies addressing environmental, social and governance (ESG) factors is being undercut by the advocacy, lobbying and political spending of the U.S. Chamber of Commerce.  IBM serves on the Board of Directors of the U.S. Chamber of Commerce.

IBM’s opposition statement and primary arguments against this proposal are that:

•	IBM does not provide support to political parties or candidates directly or indirectly.

•	IBM has procedures in place to help ensure that contributions to organizations, such as trade or industry associations, are not used for political purposes.

Our Rebuttal and Rationale for a YES vote follows:

While we commend highly IBM’s forward looking policies and procedures prohibiting political spending as specified in the IBM Business Conduct Guidelines, the resolution also focuses on the risks and responsibilities associated with paying dues and serving on Boards of organizations such as the U.S. Chamber of Commerce (the Chamber), particularly when such organizations take positions that appear to contradict IBM’s own policies and positions. IBM’s statement ignores this concern and provides no information on the role IBM plays on the U.S. Chamber of Commerce Board or Committees, or how it addresses the perception that the company is communicating contradictory messages about its commitment to sustainability and corporate responsibility.

1.	The IBM Board recommends an AGAINST vote without responding to a major component of the resolution:

Notwithstanding IBM’s outstanding leadership in the area of political contributions policies and disclosure, the company ignores completely the second issue raised by the resolution regarding its Board membership on the Chamber.  Thus we believe that IBM has not responded to a critical component of the resolution which requests that “Board Members institute a comprehensive review of IBM’s political spending policies and oversight processes, both direct and indirect, including through trade associations.”

Specifically, investors reading the Board’s response in the proxy have received no information on whether the Board and senior management:

•	Oversee representation on a trade association Board such as the U.S. Chamber of Commerce, including monitoring and assessing their political activities.

•	Evaluate any reputational risk by serving on the U.S. Chamber of Commerce Board when the Chamber is aggressively involved in partisan political elections.

•	Assess how our IBM Chamber Board member advances IBM’s positions on sustainability and corporate responsibility to influence Chamber policy.

2.	Risks associated with IBM’s Role on the U.S. Chamber of Commerce Board:

IBM is a key contributor to the decision-making process that influences the work of the U.S. Chamber of Commerce.  The web site of the U.S. Chamber describes the role of Directors as follows: “Directors determine the U.S. Chamber’s policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue.  Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives.”

IBM appreciates the leadership of the U.S. Chamber of Commerce on many business issues and wishes to continue its membership.  Absent any information to the contrary, however, IBM’s Board-level representation is likely to lead investors to assume that our management stands firmly behind the U.S. Chamber’s lobbying, political spending in elections and state referendums, legal actions and public statements on major policy issues. Hence, we believe IBM’s reputation is linked significantly to actions of the Chamber and that conscientious oversight by the company’s Board and senior executives is essential.

The Chamber’s history on climate change is a good case in point.  In March 2010 the Chamber petitioned the Environmental Protection Agency (EPA), challenging the agency’s finding that greenhouse gases pose a threat to human health.  On July 29 the EPA ruled against the Chamber’s petition, stating that climate science was sound and that a recent controversy over the International Panel on Climate Change (IPCC) Fourth Assessment Report did not demonstrate evidence of a conspiracy to manipulate climate data. Specifically the EPA stated “climate science is credible, compelling and growing stronger.”  The Chamber responded by suing the EPA.

Moreover, the Chamber’s activities are aggressively partisan.  The Chamber reportedly allocated over $50 million in the 2010 elections to unseat candidates who voted for healthcare reform and supported other positions it opposes.  In addition, the Chamber recently has been an advocate of weakening the Foreign Corrupt Practices Act that addresses accounting transparency and concerns related to bribery of foreign officials.

In November the Chamber announced an initiative to raise millions of dollars from its members to start a new anti-regulatory campaign. The initiative focuses on weakening, delaying or defeating new laws and regulations, such as those promulgated by the EPA to regulate greenhouse gases and the recently created Consumer Financial Protection Bureau.

It is difficult to see how these positions are good for IBM or business generally, yet the Chamber goes to great lengths in public presentations and before the U.S. Congress to assert that it speaks for the business community.  Furthermore, many of IBM’s positions are at stark variance with the Chamber’s current path.

Several major companies took a hard look at this misalignment and subsequently withdrew from the Board of Directors or left the Chamber altogether.  In recent years, Nike withdrew as a Board member and Apple, Exelon and PG&E, among others, ended their membership over its climate change position and activities.  Other companies have stated publicly that the Chamber does not speak for them on specific critical issues, or, like IBM, declared that their dues cannot be used for lobbying or political spending purposes. One Chamber Board member, Duke Energy, has stated candidly that it has reviewed Chamber membership several times in recent years. Having decided to remain a member, Duke Energy is committed to communicate its concerns about key positions of the Chamber to encourage better alignment between the two organizations. Other companies on the Board have decided to appoint representatives to key Chamber Committees.

Investors have the right to know what position IBM’s Board member took when the Chamber:

•	Sued the EPA, challenging the agency’s “endangerment finding” that greenhouse gases are a threat to humans.

•	Pledged to work to unseat any member of the U.S. Congress who voted for healthcare reform and to reverse healthcare reform.

•	Became a major force in the 2010 elections, spending tens of millions of dollars to promote certain candidates and running ads against others.

IBM is a recognized global leader on issues of sustainability and the environment and has developed a strong set of Supplier Conduct Principles to encourage companies that sell goods and services to IBM to be responsible leaders as well. Unfortunately, when it comes to trade associations and specifically the U.S. Chamber to which it pays hundreds of thousands of dollars in dues, IBM does not seem to demonstrate the same leadership in holding them accountable for their actions.

We believe that continued board level involvement in the U.S. Chamber compels IBM’s leadership to be an active and effective voice within the organization.

Concerned investors should vote in favor of this stockholder resolution.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote FOR question number #6 following the instruction provided on the management’s proxy mailing.

For questions regarding IBM Proposal # 6 Report on Political Spending
Please contact Timothy Smith, Walden Asset Management, 617-726-7155 tsmith@bostontrust.com